[redacted]

10029532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Pfeifer & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C.E. Pfeifer (412) 622 - 1851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010

FOR OFFICIAL USE ONLY
Washington, DC 106

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Michiel C. McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. E. Pfeifer & Company, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA L. GRIFFIN
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 10/31/2014

Signature

CEO / Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. Pfeifer & Co., Inc.

262 Harbor Drive
Stamford, CT 06902

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

****

C.E Pfeifer & Co., Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	38,325
Receivable from non-customers		22,676
Other assets		466
Total assets	**$**	**61,467**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other payables	$	5,978
Accrued income taxes		3,300
Deferred taxes, net		3,700
Total liabilities		12,978
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, 70 shares issued and outstanding		7,000
Additional paid-in capital		17,522
Retained earnings		23,967
Total stockholder's equity		48,489
Total liabilities and stockholder's equity	**$**	**61,467**

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

C.E. Pfeifer & Co., Inc. (the "Company") was incorporated on May 8, 1987, under the laws of the State of Pennsylvania. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides investment banking advisory services and private placement financing.

2. Change of Ownership

On September 3, 2009, IB Separation LLC D/B/A CRT Investment Banking, LLC ("CRT") purchased 100% of the interests of C.E. Pfeifer Holdings, LLC, a Delaware limited liability company, and thereby 100% of the common stock of the Company. CRT is a Stamford, Connecticut based investment banking firm which provides a wide array of investment banking services to middle market institutional clients.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue Recognition

Revenue from investment advisor services is recognized when the services are rendered and related expenses are recorded when incurred. Commission income and expense from certain real estate transactions are recorded on the settlement date. Fees are recorded when earned and related expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its own Federal, state, and local tax returns on a cash basis. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under the guidance the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities net of any valuation allowance.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $29,047, which exceeded the required minimum net capital of $5,000 by $24,047. Aggregate indebtedness at December 31, 2009 totaled $9,278. The ratio of aggregate indebtedness to net capital was .32 to 1.

5. Income Taxes

The Company files its own Federal, state, and local tax returns on a cash basis. The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Deferred taxes have been provided to account for temporary differences arising from the Company filing its Federal, state and local tax returns on a cash basis.

Net deferred tax liability is composed of:

Deferred tax asset of	$	1,300
Deferred tax liability of	$	5,000

The net deferred tax liability of $3,700 arises from the recording of the receivable from non-customers and accrued expenses which are recognized differently for financial reporting and income tax bases.

6. Related Party

Prior to the purchase of the Company by CRT, management fees were paid to CRT in the amount of $49,875, and are included in other expenses.

Additionally, fees for licenses and registrations in the amount of $30,228 were reimbursed by CRT to the Company. Salaries in the amount of $30,241 were also reimbursed by CRT to the Company.

7. Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date the financial statement was available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Shareholder of
C.E. Pfeifer & Co., Inc.

We have audited the accompanying statement of financial condition of C.E. Pfeifer & Co., Inc. (the "Company"), as of December 31, 2009, that you are filing pursant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C.E. Pfeifer & Co., Inc., as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 24, 2010